Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CIB Marine Bancshares, Inc.:

We consent to incorporation by reference in the registration statements (No. 338-85173, No. 333-72949 and No. 333-87268) on Form S-8 of CIB Marine Bancshares, Inc. and subsidiaries of our report dated April 15, 2009, with respect to the consolidated balance sheets of CIB Marine Bancshares, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, which report appears in the December 31, 2008, annual report on Form 10-K of CIB Marine Bancshares, Inc. and subsidiaries.

Our report dated April 15, 2009 contains an explanatory paragraph that states that the Company's inability to meet its obligations with regard to the trust preferred securities, in addition to its continued net losses, and in consideration of existing regulatory matters, raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

April 15, 2009